Exhibit 4.1

[***] Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(b)(10). Such excluded information is not material and would likely cause competitive harm if publicly disclosed.

LOAN AGREEMENT

entered into by and between

VERIDIA CANADA, LTD.

(as Lender)

– and –

AKANDA CORP

(as Borrower)

– and –

RPK BIOPHARMA, UNIPESSOAL, LDA.

(as Guarantor)

26 April 2023

THIS AGREEMENT is made on the 26th of April 2023

BETWEEN

VERIDIA CANADA, LTD., a company incorporated under the laws Canada, with registered offices at 463 Eglinton Avenue West Toronto #228 Toronto M5N 1A7 in Canada, herein represented by [•] and [•] (the “Lender”);

and

AKANDA CORP, a company incorporated under the laws of Canada, with registered offices at 77 King Street West, Suite 400, Toronto-Dominion Centre, Toronto, Ontario, Canada M5K 0A1, herein represented by Ms. Katharyn Field and [•] (the “Borrower”);

and

RPK BIOPHARMA, UNIPESSOAL, LDA., a single-member limited liability company incorporated under the laws of Portugal, with registered offices at Edifício Holigen – Avenida Santa Isabel, no. 7, EN 249-4, 2635-047 Rio de Mouro, with the sole registration and tax identification number [***], with a share capital of [***], herein represented by Mr. Thomas Alexander Flow (the “Guarantor”);

The Lender, the Borrower and the Guarantor shall hereinafter be referred to individually as “Party” and jointly as “Parties”

WHEREAS

A.	The Lender has agreed to lend to the Borrower the amount of EUR 500,000 (five hundred thousand euros) for the latter to meet the Guarantor´s short-term financial commitments (the “Loan”), subject to the intention of the parties to increase the Loan to an amount of up to EUR 1,000,000 in accordance with Section 2.3 hereof;

B.	The Borrower is the sole shareholder of Holigen, a company incorporated under the laws of Malta, which is sole shareholder of the Guarantor;

C.	As collateral for the Loan to be granted to the Borrower, the Guarantor has agreed to (i) assign to the Lender the credits held by the Guarantor including, but not limited to, all receivables and purchase orders due to the Guarantor by Cansativa GmbH and Grovida Lda., better identified in Schedule 1 (Credits and Inventory) and (ii) grant to the Lender a first ranking commercial pledge (penhor mercantil) over the inventory owned by the Guarantor, including all cannabis inventory and equipment at the Guarantor’s Sintra site (located at address: Avenida Santa Isabel, no. 7, EN 249-4, 2635-047 Rio de Mouro) and better identified in Schedule 1 (Credits and Inventory) ;

D.	On the basis of the preceding Recitals, the Parties have agreed to enter into this loan agreement;

NOW IT IS AGREED that:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement the following definitions apply:

1.1.1	“Agreement” means this agreement, including any recitals and schedules, as further amended, restated and/or supplemented from time to time;

1.1.2	“Credits” means, jointly, the credits held by the Guarantor better identified in Schedule 1 (Credits and Inventory). For avoidance of doubt, the Credits also include any and all rights that are ancillary to them, pursuant to Article 582 of the Portuguese Civil Code;

1.1.3	“Encumbrance” means any pledge, option, right of pre-emption, right of first refusal, seizure, charge, or security interest of any kind seeking the ownership transfer or the possession transfer, usufruct, detaching of rights, future sale or any other similar charge, right or obligations;

1.1.4	“Guarantees” means the Credits Assignment and the Pledge granted under this Agreement and as defined under Clause 2 below;

1.1.5	“Inventory” means the inventory owned by the Guarantor and better identified in Schedule 1 (Credits and Inventory);

1.1.6	“Loan” means the loaned amount of EUR 500,000 (five hundred thousand euros); and

1.1.7	“Secured Obligations” means all obligations and liabilities which the Borrower may at any time owe to the Lender under or pursuant to this Agreement (including, for the avoidance of doubt, any liability resulting from an amendment to this Agreement); whether present or future, and whether incurred solely or jointly and whether as principal or surety or in some other capacity, including, without limitation, all costs, charges and expenses incurred by the Lender in connection with the protection, preservation or enforcement of their respective rights under the this Agreement or any other document evidencing or securing any such liabilities; and

1.1.8	“Secured Period” means the period beginning on the date of this Agreement and ending on the date upon which the Secured Obligations have been unconditionally and irrevocably paid and discharged in full to the Lender or to any other entity indicated the Lender.

1.2	Number and Gender

1.2.1	Words denoting the singular shall include the plural and vice versa; and

1.2.2	Words denoting any gender include all the genders and words denoting persons shall include firms and corporations and vice versa.

1.3	Clauses and Schedules

1.3.1	References to clauses or Schedules are to clauses of or schedules to this Agreement;

1.3.2	Clause and schedule headings do not affect the interpretation of this Agreement; and

1.3.3	The clause headings are for convenience only and shall not be taken into account in the interpretation of this Agreement.

2.	LOAN

2.1	Amount

The Lender hereby lends to the Borrower, and the Borrower, in turn, borrows from the Lender, the Loan, which is for greater certainty the amount of EUR 500,000.

2.2	Use of Proceeds

The Borrower shall make best efforts to allocate the proceeds of the Loan to the immediate fulfilment of the financial commitments better identified in the Schedule 2 (Use of Proceeds List).

2.3	Advance

The Lender hereby agrees to advance the full amount of the Loan without deductions to the Borrower within two business days of the execution of this Agreement by all of the parties to the Borrower’s Lawyer, with the following account details:

Account holder: Gowling WLG (Canada) LLP Account number: [***]

Swift Code: [***]

Bank: [***]

2.4	Increase to Loan

The Lender and Borrower agree to make best efforts to negotiate terms on which the amount of the Loan will be increased to an aggregate amount of up to EUR 1,000,000, with up to EUR 500,000 to be advanced in a subsequent drawdown.

2.5	Credits Assignment

2.5.1	As security for the payment and discharge of the Secured Obligations, the Guarantor hereby assigns to the Lender, and the Lender hereby accepts, the Credits free from any Encumbrances, pursuant to Articles 577 and following of the Portuguese Civil Code (the “Credits Assignment”). Within 10 (ten) days after the date hereof, the Guarantor and the Lender will send to Cansativa GmbH joint notices of assignment of the credits, in accordance form with the draft set out in Schedule 3 (Credits Assignment Notice).

2.6	Pledge

2.6.1	Also as security for the payment and discharge of the Secured Obligations, the Guarantor hereby grants to the Lender a first ranking commercial pledge (penhor mercantil) over the Inventory, to the fullest extent permitted by law (the “Pledge”).

2.6.2	Unless (i) otherwise expressly allowed, required or subject to an exception in the Agreement or (ii) with the prior consent of the Lender, the Guarantor shall not sell, encumber, move, destroy or modify the Inventory until confirmation by the Lender of the discharge of the Secured Obligations or of a release by the Lender of the Pledge, save upon an enforcement of the Pledge by sale or appropriation conducted by the Lender.

2.6.3	Enforcement

Upon breach of this Agreement and/or of any of the Secured Obligations by the Borrower, the Pledge may be enforced provided that an Enforcement Notice is sent by the Lender to the Guarantor (pursuant to and as defined in Clause 2.8 below) and in accordance with the remaining terms and conditions of the

Agreement, partially or in full, once or more often, by means of:

(1)	Extrajudicial Disposal. Disposal of the Inventory, through one or more private agreements for a minimum price established by an independent third-party valuation; and/or

(2)	Appropriation. Private appropriation of the Inventory pursuant to Article 2, no. 1 of the Decree-Law no. 75/2017, of 26 June, the Parties agreeing that the commercial value of the Inventory shall be determined by the valuation of the Inventory to be conducted by an auditing firm chosen by the Lender, which will evaluate the Inventory on the basis of a sale as between a willing vendor and a willing purchaser in the open market, such valuation being final and binding save in the case of manifest error (though the Lender is entitled not to proceed with the appropriation after being informed of the valuation); and/or

(3)	Enforcement procedure. Starting of a judicial enforcement procedure or submission of a claim under such procedure.

(4)	Irrevocable Power of Attorney. The Guarantor hereby gives its express consent to the enforcement of the Pledge by the Lender pursuant to this clause and the Guarantor will deliver to the Lender a certified copy of the irrevocable power of attorney issued in favor of the Lender pursuant to the draft attached as Schedule 4 (Irrevocable Power of Attorney) - the “Irrevocable Power of Attorney”.

2.7.	Any proceeds collected or received by the Lender after an enforcement of the Pledge, as well as those received as a result of the Credits Assignment shall be applied by the Lender to the satisfaction of the Secured Obligations and, therefore, will be immediately and automatically deducted from the Loan outstanding amount, as well as from any other Secured Obligations that may be owed by the Borrower to the Lender under this Agreement.

2.8.	The Pledge shall be enforceable on the serving of a written enforcement notice by the Lender to the Borrower notifying the occurrence of an event of default of any obligation of the Borrower undertaken under this Agreement, including but not limited to the Secured Obligations (the “Enforcement Notice”).

2.9.	The Parties agree that the Guarantees are only valid and enforceable during the Secured Period and that the maximum guaranteed amount secured by the Guarantees is limited to the total value of EUR 500,000, such value already including all the Secured Obligations in accordance with the terms and conditions set forth in this Agreement, as per article 602 of the Portuguese Civil Code. It is further clarified that in case the Lender receives, from the enforcement of the Pledge and/or from the acquisition of the Credits assigned an amount higher than the outstanding Loan amount, it shall be under the obligation to return the difference to the Guarantor within a maximum period of 5 days as of the date the Lender receives such exceeding amounts.

2.10.	The Guarantor must promptly inform and keep informed, at all times, the Lender of all facts concerning the Inventory and the Credits that may be relevant to the validity and enforceability of this Agreement and the interests of the Lender hereunder.

2.11.	Upon the full payment of the Loan and any other Secured Obligation due by the Borrower to the Lender under this Agreement, the Parties agree that the following shall apply:

(a)	The Lender must immediately issue an unconditional and irrevocably discharged notice confirming the mentioned full payment and releasing and discharging the Borrower in full from any and all obligations hereunder.

(b)	The Pledge shall be deemed immediately and automatically cancelled and terminated and the Credits Assignment shall also be cancelled with the any and all existing outstanding Credits being reassigned to the Guarantor.

(c)	Both Parties must take all actions and execute all documents as may be necessary or convenient for the purposes mentioned in subparagraphs above, including but not limited to those that may be required or convenient to terminate the Pledge, as well as to issue the relevant notifications and execute any agreements that may be required to reassign the Credits to the Guarantor.

(d)	The undertakings of the Lender under this clause is subject to specific performance (“execução específica”) pursuant to article 830 of the Portuguese Civil Code.

3.	REPAYMENT

3.1	Maturity

3.1.1	The Loan shall be repaid in full within 90 days as of the date hereof – July 27, 2023 (the “Maturity Date”) – to the Lender’s account with the following details:

IBAN number: [***]

Bank: [***]

3.1.2	All payment amounts will be credited net of any costs or other fees to the above described bank account. The Borrower shall bear all wire transfer sending costs separately.

3.2	Default Interest

If the Loan (or any part thereof) is not repaid on the Maturity Date, the Borrower shall, from the Maturity Date, pay interest on such overdue amount at the rate of 4% per annum and such interest shall be payable on demand (or on earlier repayment of the overdue Loan) accruing daily on the basis of a 365 day year, both before and after any judgment.

4.	EVENT OF DEFAULT AND ACCELERATION

Subject to Section 3.2, the Loan and any other amounts accrued or outstanding under this Agreement shall become immediately due and payable on demand of the Lender if at any time:

(a)	the Borrower fails to make any payment required to be made under this Agreement and such failure is not remedied within 15 business days; or

(b)	a request or a decision is made is related to the insolvency of the Borrower; or

(c)	an order is made or an effective resolution is passed for winding up of the Borrower; or

(d)	any material representation or warranty made by the Borrower is found to be incorrect and which has a material adverse effect on the Guarantor; or

(e)	the Borrower materially breaches this Agreement and breach is not remedied within 15 business days.

5.	BORROWER COVENANTS

5.1	At all times while the Loan, or any part of the Loan, is outstanding, the Borrower covenants as follows:

5.1.1	The Borrower shall report, or arrange to report through the Guarantor, all material business activities of the Guarantor. Such report will be delivered verbally or in writing at the end of each calendar month to Vincent DeRosa, President of Veridia Holdings B.V.

5.1.2	Subject to the Borrower’s obligations under applicable securities law, neither the Borrower nor the Guarantor shall issue any press releases or otherwise disseminate information to the public without prior approval of the Lender.

5.1.3	The Borrower will use its best efforts to ensure that no disruption, discontinuation or stoppage of day-to-day business activities of the Guarantor takes place.

5.1.4	The Borrower will use its best efforts to maintain the business, employees, customers, assets and operations of the Guarantor as a going concern.

5.1.5	The Borrower will use its best efforts to maintain all assets, including intangible assets, in good working condition and in a manner necessary for the ongoing successful operation of the Guarantor’s business.

5.1.6	The Borrower will use its best efforts to ensure that all Guarantor critical supplier payments, employee payments, debt repayment, operational payments are made on a timely basis.

5.1.7	The Borrower will use its best efforts to ensure that the Guarantor’s operations are not placed in administration, liquidation, or any other insolvency arrangement or proceeding.

6.	REPRESENTATIONS AND WARRANTIES

The Borrower hereby represents and warrants to the Lender that:

5.1.	It is authorized to enter into this Agreement and authorized to accept the liabilities set out in this agreement;

5.2.	The execution of this Agreement and the performance of its obligations thereunder are fully within the Borrower’s legal authority, are not in breach of the articles of association of the Borrower and do not and will not contravene or be in conflict with any provision of law or of any agreement binding upon the Borrower;

5.3.	There is no foreseeable reason or event why the Loan will not be fully repaid on or before the Maturity Date;

5.4.	The Guarantor is the sole legal owner of the Credits and of the Inventory, which are free from Encumbrances; and

5.5.	The Credits exist and constitute legal, valid and binding obligations, enforceable in accordance with the respective terms, except as such enforcement may be limited by applicable bankruptcy laws and other laws affecting creditors’ rights in general.

7.	TAXES

Any Portuguese Stamp Tax related to the Loan, the Pledge, the Credits Assignment, and or the repayment of the Loan will be borne entirely by the Borrower. The Borrower will immediately indemnify the Lender in respect of and/or repay any such Stamp Tax potentially borne by the Lender in relation to the Loan immediately upon written request.

8.	INDEMNITY

The Borrower as principal obligor agrees to indemnify and keep indemnified the Lender in full and on demand from and against all and any losses, costs, claims, liabilities, damages, demands and expenses suffered or incurred by the Lender arising out of, or in connection with, any breach by the Borrower to perform or discharge any of its obligations or liabilities under this Agreement.

9.	ASSIGNMENT

This agreement shall be binding upon any permitted assignees and transferees of any party hereto, but the Parties may not assign or transfer any of its rights and/or obligations and/or contractual position without the express and previous written consent of other Party.

10.	CONFIDENTIALITY

10.1	Confidentiality

For purposes of this Agreement, “Confidential Information” shall mean certain confidential, non-public or proprietary information disclosed in writing or other tangible form concerning the Lender and the Borrower (together the “Recipients”), or this Agreement, including all documents, files, appraisals, reports, memorandums and other information. Information will not be considered Confidential Information if it is (i) in the public domain without breach of this Agreement, (ii) lawfully received from a third party under no restriction of disclosure or (iii) rightfully possessed before furnished under this Agreement.

10.2	Nondisclosure

The Recipients will (i) maintain the Confidential Information in confidence, exercising a degree of care not less than the care used by them to protect their own Confidential Information, which in no event shall be less than a reasonable standard of care; (ii) not use such Confidential Information other than in connection with the arrangements being discussed under this Agreement; (iii) not disclose the Confidential Information to anyone not expressly authorized to receive the Confidential Information hereunder; and (iv) not disclose the Confidential Information, or the fact that discussions are taking place between the Lender and the Borrower and any other party or affiliates involved and included in the terms of this Agreement, to any person other than those allowed hereunder without the express, written consent of the Lender except as required to implement or enforce this Agreement.

Notwithstanding the foregoing, the Lender acknowledges and agrees that: (a) the Borrower is a reporting issuer in the United States and is subject to the rules of the Securities and Exchange Commission of the United States, and the Borrower’s securities are listed on the Nasdaq exchange; (b) the Borrower has certain disclosure obligations as a result of being a reporting issuer; and (c) it shall not be a breach of any provision of this Agreement in the event the Borrower discloses any information to any person or generally to the public respecting the Borrower, its business or its financing condition, including such information related to this Agreement or to the Lender, if such disclosure is reasonably required to be made under applicable securities laws or the rules of any exchange on which the Borrower’s securities are listed.

11.	ACKNOWLEDGEMENT OF DEBT

11.1	Acknowledgement of Debt

The Borrower hereby acknowledges that it owes the amounts borrowed under this Agreement, any related expenses and other related costs as agreed hereunder.

12.	SURVIVAL CLAUSE

The Parties expressly acknowledge and agree that the exclusivity undertakings established under the Letter of Intent signed between Veridia Holding B.V. and the Borrower on 21 February 2023 (a copy of which is attached as Schedule 5) will survive the expiration or termination of this Agreement.

13.	GENERAL

13.1	Entire Agreement

This Agreement constitutes the entire agreement between the Parties in relation to its subject matter and replaces and extinguishes all prior agreements, undertakings, arrangements, understandings or statements of any nature made by the parties or any of them whether oral or written (and, if written, whether or not in draft form) with respect to such subject matter.

13.2	Contract is divisible

Each sub paragraph in this agreement is independent and severable from each other paragraph and therefore separately enforceable. If any restriction is unenforceable for any reason but would be enforceable if part of the wording were deleted, it will apply with such deletions as may be necessary to make it valid and enforceable.

13.3	Waivers

No failure to exercise, nor any delay in exercising, on the part of any of the Parties, any right or remedy under this Agreement shall operate as a waiver, nor shall any single or partial exercise of any right or remedy hereunder prevent any further or other exercise or the exercise of any other right or remedy including under applicable law. The rights and remedies provided in this Agreement are cumulative and not exclusive of any rights or remedies provided by law.

13.4	Variations

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of a duly authorized representative of each Party.

13.5	Notices

13.5.1	Any notices and communications to be given hereunder shall be in writing and shall be sent by registered mail or e-mail to the addresses of the Parties as provided herein or to such other address as may be notified in writing by either Party to the other. Any failure by either Party to give notice of a change of address shall mean that any notices and communications sent to the previously known address of the other Party in question shall be deemed valid.

13.5.2	Notices and communications by registered mail shall be deemed to have been given on the third business day after posting; communications by e-mail shall be deemed to have been received on the first business day after posting.

13.5.3	For the aforementioned purposes, the current contact details of the Parties are as follows:

Lender

[***]

Borrower

[***]

Guarantor

[***]

13.6	Counterparts

This Agreement may be executed by deed in any number of counterparts but all the counterparts shall together constitute one deed.

13.7	Governing Law and Jurisdiction

All questions concerning the construction, validity and interpretation of this Agreement and the exhibits hereto will be governed by and construed in accordance with the laws of Portugal, without giving effect to any choice of law or conflict of law provision or rule.

All disputes arising out of or in connection with this contract shall be finally settled under the Rules of Arbitration of the Arbitration Centre of the Portuguese Chamber of Commerce and Industry (Commercial Arbitration Centre) by one or more arbitrators appointed in accordance with the said Rules. The place of arbitration shall be Lisbon (Portugal). The language of the arbitration shall be English.

IN WITNESS this Agreement has been executed and delivered as a deed by the parties on the date first above written.

For and on behalf of VERIDIA CANADA, LTD.

/s/ Lucas Leone

Name:

Lucas Leone

Capacity: Director

For and on behalf of AKANDA CORP,

/s/ Katharyn Field

Name: Katharyn Field

Capacity:

Authorized

Signatory

For and on behalf of RPK BIOPHARMA, UNIPESSOAL, LDA.

/s/ Thomas Alexander Flow

Name: Thomas Alexander Flow

Capacity: Director